EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to the Registration Statement (No. 333-217956) on Form S-1 of Citius Pharmaceuticals, Inc. of our report dated December 23, 2016, except for the effect of the reverse stock split as described in Note 1 as to which the date is July 3, 2017, relating to the consolidated financial statements of Citius Pharmaceuticals, Inc. which report expresses an unqualified opinion and includes an explanatory paragraph relating to Citius Pharmaceuticals, Inc.’s ability to continue as a going concern, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our Firm under the caption "Experts" in such Prospectus.

/s/ Wolf & Company, P.C.

Wolf & Company, P.C.
Boston, Massachusetts

July 28, 2017